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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III



SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

| SEC FILE NUMBER |
| 8-04218 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/15_____ AND ENDING _____12/31/15_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Development Corporation for Israel

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

641 Lexington Avenue, 9th Floor
                                (No. and Street)

| New York, | NY | 10022 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erik Kruger   (212) 446-5807
                                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | New York | 10017 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |
| |

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Erik Kruger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Development Corporation for Israel, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JOSEPH RYCHALSKI
Notary Public - State of New York
No. 01RY6209233
Qualified in New York County
My Commission Expires July 20, 20/7

_____
Signature

_____
C F O
Title

_____
Notary Public

This report ** contains (check applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2015



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 22, 2016

- 1 -

DEVELOPMENT CORPORATION FOR ISRAEL
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	7,596,385
Building, furniture, equipment and leasehold improvements, at cost, less		
accumulated depreciation and amortization of $6,809,459		4,858,021
Other assets		2,933,258
	$	15,387,664

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,563,101
Other liabilities		830,847
Deferred income taxes payable		635,000
		5,028,948

Commitments (Note 4)

Stockholder's equity		10,358,716
	$	15,387,664

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which results in a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by Association for Development of Israel, Inc. (the "Parent") (which changed its name from American Society for Resettlement and Rehabilitation in Israel, Inc. in 2014), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

Building, Furniture, Equipment and Leasehold Improvements

Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

Fair Value of Financial Instruments

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities). Bank money market accounts/funds which are redeemable on demand are also reported in Level 1.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives and certain foreign exchange options).

Other Liabilities

Other liabilities primarily include deferred rent on the New York leased premises resulting from the provision of free rent and scheduled increases in rent, pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligations.

Cash

The Company has cash deposits with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **BANK DEPOSIT ACCOUNTS**

As required by FASB guidance, investments and the bank deposit accounts are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's bank deposit accounts are measured at December 31, 2015:

	Total	Level 1	Level 2	Level 3
Bank deposit accounts	$ 7,596,385	$ 7,596,385	$ -	$ -
Total	$ 7,596,385	$ 7,596,385	$ -	$ -

DEVELOPMENT CORPORATION FOR ISRAEL
Notes to Statement of Financial Condition
December 31, 2015

3. **LITIGATION**

In the ordinary course of business the Company is subject to litigation. The Company, after consultation with legal counsel, believes that there is no current material litigation.

4. **COMMITMENTS**

The Company leases sales and administrative offices under long-term lease agreements which include scheduled increases in minimum rents. The Company recognizes these scheduled rent increases on a straight-line basis over the initial lease term. The remaining terms of these leases range from one to fifteen years.

Minimum rental payments under non-cancelable leases are approximately:

Years	Amount
2016	$ 1,934,937
2017	1,896,005
2018	1,660,718
2019	1,594,577
2020	1,577,089
Thereafter	11,032,691
	$ 19,696,017

Included in the above minimum rental payments is a new fifteen year lease which was executed in June 2013 by the Company for its corporate headquarters in New York City. The lease commences January 1, 2014 and expires on December 31, 2028. In conjunction with the above, the Company received $218,182 for a sublease agreement for its old facility which is recorded under miscellaneous revenue.

5. **BUILDING, FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Building, furniture, equipment and leasehold improvements consist of the following at December 31, 2015:

	Useful Life (in Years)	
Building (condominium)	39	$ 3,380,000
Computer equipment and software	3	6,136,466
Furniture and fixtures	3 to 5	1,652,604
Leasehold improvements	*	498,410
		11,667,480
Less accumulated depreciation and amortization		(6,809,459)
		$ 4,858,021

*Such leasehold improvements are being amortized over the expected service life of the assets.

6. **EMPLOYER RETIREMENT PLANS**

401(k) Savings Plan

All eligible employees are entitled to contribute, on a pretax basis, from 1% to 65% of their annual eligible compensation, up to the Internal Revenue Service ("IRS") limit of $18,000 for the year ended December 31, 2015, to the 401(k) Savings Plan (the "Plan"). Participants that are at least 50 years old may elect to contribute, on a pretax basis, an additional percentage of their annual eligible compensation, up to the IRS limit of $6,000 for the year ended December 31, 2014. The Company matches the contributions of those employees who are participating in the Plan dollar for dollar up to 3% of annual eligible compensation of employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. In addition, the Company has agreed to make a nonelective contribution equal to 4% of annual eligible compensation.

7. **NET CAPITAL**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2015, the Company had net capital of $2,567,437, which exceeded net capital requirements of $250,000 by $2,317,437.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. The Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2015, the Company did not have any credits or debits under the reserve requirement computation. The company does not carry any accounts or hold securities on behalf of customers and as such has no information to report related to Possession of Control Under Rule 15c3-3 at December 31, 2015. The company has a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

8. **CONCENTRATION OF REVENUES AND CREDIT RISK**

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant. At December 31, 2015, the Company maintained deposits of substantially all their cash and cash equivalents with two major United States financial institutions.

9. **INCOME TAXES**

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2015, are as follows:

Deferred tax assets (liabilities)

Accrued expenses	$	110,000
Capital and fixed assets		(395,000)
Prepaid expenses		(856,000)
Deferred rent payable		276,000
Net operating Loss		195,000
Other		35,000
Deferred income taxes payable	$	(635,000)

The following represents the changes in deferred taxes for the year ended December 31, 2014:

Deferred income taxes payable, beginning of year	$	(609,000)
Provision for deferred income taxes		(26,000)
Deferred income taxes payable, end of year	$	(635,000)

The Company adopted the provisions for accounting for uncertain tax positions on January 1, 2009. As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2015, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The open tax years for the Company are 2012 to 2015.

10. **SUBSEQUENT EVENTS**

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The

Company has determined that there are no material events that would require disclosure in the financial statements.